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                                                                       Exhibit 2

                                  [KPMG LOGO]

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                          AUDIT & RISK ADVISORY SERVICES               ABN: 51 194 660 183
                          10 Shelley Street                            Telephone: +61 2 9335 7000
                          Sydney NSW 2000                              Facsimile: +61 2 9299 7077
                                                                       DX: 1056 Sydney
                          P O Box H67                                  www.kpmg.com.au
                          Australia Square 1213
                          Australia


Ontario Securities Commission      Alberta Securities Commission       PricewaterhouseCoopers
19th Floor, 20 Queen Street        4th Floor, 300-5th Ave SW           333 Collins Street
West Toronto, Ontario M5H 3S8      Calgary, AB T2P 3C4                 Melbourne VIC 3000

British Columbia Securities Commission                        InterOil Corporation
701 West Georgia Street                                       PO Box 6567
P.O. Box 10142, Pacific Centre                                Cairns QLD 4870
Vancouver, B.C. V7Y 1L2
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June 6, 2005

Dear Gentlemen:

As required by National Instrument 51-102 - Continuous Disclosure Obligations, we have reviewed the information contained in the Company's Notice of Change of Auditor dated February 28, 2005 and we do not disagree with the information contained in such notice.

We understand the notice reads as follows:

"Notice is hereby given by InterOil Corporation (the "CORPORATION") pursuant to section 4.11 of National Instrument 51-102 Continuous Disclosure Obligations of the Canadian Securities Administrators ("NI 51-102"), that:

1. KPMG has decided to resign as auditors of the Corporation effective June 6, 2005 (the "TERMINATION");

2. there were no reservations in the auditor's report issued by KPMG relating to the "relevant period" as defined in section 4.11 of NI 51-102;

3. the Termination and the appointment of PricewaterhouseCoopers as successor auditors have been approved by the board of directors of the Corporation and the audit committee of the board of directors of the Corporation; and

4. there have been no reportable events as contemplated in section 4.11 of NI 51-102."

We understand that the Notice of Change of Auditor, along with this letter and a similar letter from PricewaterhouseCoopers will be provided to the Company's registered shareholders with the meeting materials relating to the Company's annual meeting of shareholders to be held in 2006.

Yours faithfully

/s/ KPMG

KPMG, an Australian Partnership, is part of the KPMG International network. KPMG International is a Swiss cooperative.